Filed by Xcel Energy Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NRG Energy, Inc. Registration No.: 333-84264

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE EXCHANGE OFFER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

In connection with the proposed exchange offer for NRG shares, Xcel Energy has filed a prospectus and related materials with the SEC. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Xcel Energy with the SEC at the commission’s Web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as Xcel Energy’s related filings with the commission, also may be obtained from Xcel Energy by directing a request to Xcel Energy’s information agent for this offer, Georgeson Shareholder Communications, Inc., 111 Commerce Road, Carlstadt, NJ 07072 or call toll-free at 866/ 800-0230.

Forward-Looking Information

The statements herein regarding the impact of the exchange offer on NRG’s financial performance and condition and other statements of future results identify forward-looking information. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the actual results of Xcel Energy following completion of the transaction and the ability to dispose of or terminate projects, to reduce expenses and to realize synergies, cash levels and similar matters. Although Xcel Energy believes its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved.

414 Nicollet Mall Minneapolis, MN 55402-2024 Xcel Energy Media Services (612) 215-5300 www.xcelenergy.com

June 3, 2002

Xcel Energy announces management changes at NRG Energy

MINNEAPOLIS — Xcel Energy Inc. today announced management changes at NRG Energy, following the earlier announcement that Xcel Energy (NYSE:XEL) has accepted all of the shares of NRG common stock that were tendered by NRG shareholders prior to the expiration of Xcel Energy’s exchange offer.

•	David H. Peterson, chairman, president and CEO of NRG, announced his retirement today, and Leonard A. Bluhm, executive vice president and chief financial officer, announced his resignation.

•	Wayne H. Brunetti, chairman, president and CEO of Xcel Energy, will assume the interim leadership position, acting as chairman and CEO of NRG, effective today.

•	Richard C. Kelly, president of Xcel Energy Enterprises, will be acting president and chief operating officer of NRG. He will be responsible for the full integration of NRG into Xcel Energy, and will report to Brunetti.

•	Edward J. (Jim) McIntyre, vice president and chief financial officer of Xcel Energy, will assume responsibility for all financial aspects of NRG, along with Xcel Energy.

•	Paul J. Bonavia, Xcel Energy’s president — Energy Markets, will have responsibility for integrating the NRG trading and marketing activities into Xcel Energy.

•	David M. Wilks, Xcel Energy’s president — Energy Supply, will assume responsibility for all NRG generating plants.

•	Craig A. Mataczynski, senior vice president, NRG Energy, Inc., and president and CEO, NRG North America, will retain his current responsibilities for growth and development of NRG North America. He will report to Kelly to assist with the full integration of NRG into Xcel Energy.

      “NRG’s management has done an outstanding job growing and developing the company into one of the leading independent power producers in the world,” Kelly said. “Today, however, we’re operating in a significantly changed business environment.” He stressed that the focus will be on managed growth, divesting significant NRG assets and concentrating on management of unregulated domestic projects.

Xcel Energy is a major U.S. electricity and natural gas company with operations in 12 Western and Midwestern states. Formed by the merger of Denver-based New Century Energies and Minneapolis-based Northern States Power Co., Xcel Energy provides a comprehensive portfolio of energy-related products and services to 3.2 million electricity customers and 1.7 million natural gas customers through its regulated operating companies. In terms of customers, it is the fourth-largest combination natural gas and electricity company in the nation. Company headquarters are located in Minneapolis. More information is available at www.xcelenergy.com.

For more information, contact:

R J Kolkmann,	(612) 215-4559
P A Johnson,	(612) 215-4535

News media inquiries, please call Xcel Energy media relations, (612) 215-5300 Xcel Energy Internet Address, http://www.xcelenergy.com